FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

X

Schedule A

Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Derek Oil and Gas Corporation

ISSUER'S ADDRESS

1201-1111 W. Hastings Street

Vancouver, B.C.  V6E 2J3

ISSUER TELEPHONE NUMBER

(604) 331-1757

CONTACT PERSON

Greg Amor

CONTACT'S POSITION

Controller

CONTACT TELEPHONE NUMBER

(604) 331-1757

CONTACT E-MAIL ADDRESS

info@derekoilandgas.com

WEBSITE ADDRESS

www.derekoilandgas.com

FOR QUARTER ENDED

January 31, 2005

DATE OF REPORT

March 23, 2005

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“signed”

Barry C.J. Ehrl

2005/03/23

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED

“signed”

Ed Byrd

2005/03/23

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED

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DEREK OIL AND GAS CORPORATION

QUARTERLY FINANCIAL STATEMENTS

For the Nine Month Period Ended January 31, 2005 and 2004

Unaudited

Prepared by Management

Vancouver, B.C.

March 23, 2005

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Derek Oil and Gas Corporation

Notice Pursuant to Part 4.3 (3) of the National Instrument 51-102

Continuous Disclosure Obligations

The 2004 Nine Month report of Derek Oil and Gas Corporation filed for the three and nine months ended January 31, 2005 has been prepared by management without review by our auditors.  These un-audited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information.  Accordingly, they do not include all of the information and notes to the financial statements required by Generally Accepted Accounting Principles for complete financial statements.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Date:  March 23, 2005

“Signed”

Name:  Ed Byrd, C.A.

Chief Financial Officer

Derek Oil and Gas Corporation

.

DEREK OIL AND GAS CORPORATION

Consolidated Balance Sheets

as at January 31, 2005 and April 30, 2004

ASSETS

	January 31, 2005 $	April 30, 2004 $
Current Assets
Cash and cash equivalents	1,257,695	632,700
Earn-in party trust funds (note 4)	0	146,962
Accounts receivable	16,442	24,701
	1,274,137	804,363

Performance bonds	24,176	27,412
LAK oil project (note 3)	14,036,296	13,814,938
Other assets, net	24,847	7,721
	15,359,456	14,654,434

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	93,207	216,652
Earn-in party trust funds (note 4)	0	146,962
	93,207	363,614

SHAREHOLDER’S EQUITY

Share capital (note 5)	28,823,068	27,080,110
Contributed surplus	1,122,592	901,206
Retained earnings (deficit)	(14,679,411)	(13,690,496)
	15,266,249	14,290,820
	15,359,456	14,654,434

Approved by the Directors

 “signed”

, Director

 “signed”

, Director

Unaudited – Prepared by Management

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DEREK OIL AND GAS CORPORATION

Consolidated Statement of Loss and Deficit

For the three and nine months ended January 31, 2005 and 2004

	Three Months Ended Jan.31 2005 $	Three Months Ended Jan.31 2004 $	Nine Months Ended Jan.31 2005 $	Nine Months Ended Jan.31 2004 $
REVENUE
Oil and gas sales, net of royalties	14,432	0	19,795	0

EXPENSES
Accounting, legal and audit fees	11,453	67,555	40,117	80,788
Accretion of note payable	0	0	0	6,522
Consulting and management fees	48,773	60,533	141,877	118,761
Foreign exchange loss (gain)	2,411	70,875	6,480	9,377
Interest expense	(475)	19,454	718	86,240
Lak operating costs	0	9,410	0	58,727
Office administration and other	107,075	81,706	364,541	171,441
Shareholders’ information & travel	57,512	97,752	117,343	145,647
Stock exchange and filing fees	4,931	5,061	7,993	21,501
Stock option expense	182,815	0	221,386	0
Transfer fees	4,002	3,511	8,172	7,477
Royalty maintenance expense	(2,255)	0	105,141	0

Loss before recoveries	401,810	415,857	993,973	706,481
Gain on settlement of accounts payable and notes payables (note 6)	0	97,386	0	272,386
Interest and other income earned	998	3,551	5,058	8,723
Loss for the period	400,812	314,920	988,915	425,372
DEFICIT – START OF PERIOD	(14,278,599)	(12,231,055)	(13,690,496)	(12,120,603)
DEFICIT – END OF PERIOD	(14,679,411)	(12,545,975)	(14,679,411)	(12,545,975)
Basic and diluted loss per share	0.01	0.01	0.03	0.01
Weighted average # of shares	31,786,627	26,439,353	31,786,627	26,439,353

Unaudited – Prepared by Management

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DEREK OIL AND GAS CORPORATION

Consolidated Statement of Changes in Financial Position

For the three and nine months January 31, 2005, 2004

	3 Months Ended Jan.31, 2005 $	3 Months Ended Jan. 31, 2004 $	9 Months Ended Jan. 31, 2005 $	9 Months Ended Jan.31, 2004 $
Cash flows from (for) operating activities
Loss for the period	(400,812)	(314,920)	(988,915)	(425,372)
Depreciation of capital assets	0	0	0	1,930
Stock option expense	182,815	0	221,386	0
Net change in non-cash working capital items
Accounts receivable and prepaid	14,127	11,811	8,259	3,709
Accounts payable & accrued liabilities	(425)	(450,485)	(123,445)	(878,659)
Earn-in party trust liability	0	504,155	(146,962)	(181,942)
Short term debt	0	(586,219)	0	(609,660)
	(204,295)	(835,658)	(1,029,677)	(2,089,994)
Cash flows from (for) investing activities
Oil and natural gas interests	(101,956)	588,826	(221,358)	502,960
Performance bonds posted	238	(215)	3,236	3,427
Other assets	0	0	(17,126)	0
	(101,718)	588,611	(235,248)	506,387
Cash flows from (for) financing activities
Shares issued for cash	678,000	1,145,647	1,742,958	2,346,217
Equity portion of notes payable	0	(28,300)	0	(203,300)
Earn-in party interest-held cash	0	(504,155)	146,962	181,942
	678,000	613,192	1,889,920	2,324,859
Increase (Decrease) in cash and short term deposits	371,987	366,145	624,995	741,252
Cash and short term deposits – Beginning of Period	885,708	383,964	632,700	8,857
Cash and short term deposits – End of Period	1,257,695	750,109	1,257,695	750,109

Unaudited – Prepared by Management

.

DEREK OIL AND GAS CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

JANUARY 31, 2005

(Unaudited)

1.NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company was incorporated under the British Columbia Company Act on April 6, 1981 under the name Cove Energy Corporation.  The Company changed its name to Derek Resources Corporation effective May 5, 1995 and to Derek Oil and Gas Corporation (Derek or the Company) effective March 3, 2003.

The Company is engaged in the acquisition, exploration and development of oil and gas properties.  The Company’s current oil and gas activities are in the pre-production stage and, accordingly, Derek is an exploration stage company.  The Company intends to advance the development of the LAK Ranch Project (which is located in Wyoming, USA) to commercial production through earn-in agreements with third parties. (see note 3)

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three and nine month periods ended January 31, 2005 are not necessarily indicative of the results that may be expected for the year ended April 30, 2005.

The balance sheet at April 30, 2004 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.  Management prepared the interim financial statements in accordance with the accounting policies described in the Company’s annual financial statements for the year ended April 31, 2004.  For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended April 31, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Unaudited – Prepared by Management

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Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Derek Resources (U.S.A.), Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of oil and gas properties.  Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with maturities of three months or less at the date of purchase.

Revenue recognition

Revenues associated with the production and sale of crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes to the Company’s customer.

From time to time, the Company receives royalty payments from projects in which it has an interest which are recorded when received.  Some historic property interests do not have any carrying value attributed to them.  Royalties from these property interests are recorded as other income.

Oil and gas interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.  Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

Unaudited – Prepared by Management

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The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics, the timing of exploration work, the work programs and the exploration results achieved on the project.  Where impairment occurs a charge to earnings would be made.  The recoverability of the amounts shown for oil and natural gas properties is dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties.  The amounts shown as oil and natural gas interests represent net costs to date, less amounts depleted or written off, and do not necessarily represent present or future values.

Estimated future removal and site restoration costs, net of salvage values, are provided for using the unit of production method based on remaining proven reserves. Costs are estimated based on current regulations, costs, and technology and industry standards. The annual charge is included in the provision for depletion and amortization. Removal and site restoration expenditures are charged to the accumulated provision for future removal and site restoration costs as incurred.

Substantially all of the Company’s exploration, development and production activities related to oil and gas are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

Translation of foreign currencies

Derek Resources (U.S.A.), Inc. is considered an integrated foreign subsidiary and is translated using the temporal method.  Under this method of translation, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect at the date of the transaction.  Revenue and expenses are translated at the average exchange rate for the period with the exception of depletion of oil and gas properties, which is translated at historical exchange rates.  Resulting exchange gains or losses are included in the determination of loss for the period.

Stock options

The Company has adopted the amended requirements of the Canadian Institute of Chartered Accountants handbook section 3870 “Accounting for Stock-based Compensation and Other Stock-based Payments”.  These amendments require an expense to be recognized in the financial statements for employee stock options. Compensation expense is recognized when stock options are granted using the Black-Scholes model of estimating the future imputed value of the options granted in the period.  Consideration paid for the shares on exercise of the stock option is credited to capital stock.

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Unaudited – Prepared by Management

Loss Per Share

The loss per share is calculated using the weighted average number of shares outstanding during the reporting period. The resulting dilutive effect of stock options and warrants has not been included in the calculation of loss per share because to do so would be anti-dilutive.

3. Oil and natural gas properties

LAK RANCH PROJECT	January 31, 2005	January 31, 2004
	$	$
Opening balance	(94,045)	36,588
Acquisition costs	-	(130,633)
Closing balance	(94,045)	(94,045)

Exploration and development costs

Opening balance	14,028,387	14,266,256
Surface preparation and construction	13,293	3.034
Field house, water and power		6,726
Professional engineering	(2,671)	30,155
General repairs and maintenance		7,138
Travel and vehicle		9,396
Field site insurance		17,305
Direct administration
Deferred costs	91,332
Direct wages
Less:
SEC Limited Partnership Costs		(431,029)
Closing balance	14,130,341	13,908,983

Total	14,036,296	14,814,938

In April, 2001 the company was granted a 100% interest to the LAK Ranch Project, located near Newcastle, Wyoming, subject to various minimum and production royalty payments. During the year ended April 30, 2002, as part of certain financings, the company granted additional royalties of US $0.14 per barrel of oil produced on the LAK Ranch Project.  Additionally, the property carries production royalties of up to 20.95 % to various parties.  The Company has to date repurchased 5.8462 % of these royalties for its own account.

In October, 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding $700,000 US of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest.  On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK

Unaudited – Prepared by Management

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Ranch Project by advancing to the Company the sum of $600,000 US (paid in trust). SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback at which time their revenue interest will revert to 5%.  (See also Note 4 Earn In Party Trust Funds)

In January 2004, the Company concluded an agreement with Ivanhoe Energy, whereby Ivanhoe would earn up to a 60% interest in the LAK Ranch Project by expending $5,000,000 US on capital development of the Project.  The parties to this agreement are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time.  Ivanhoe will have an initial interest of 30% and will earn an additional 6% for each million dollars expended.  Their interest will be adjusted quarterly based on expenditures made.

During the period ended October 31, 2004, the Company capitalized $(nil) in general and administrative costs in the LAK Ranch Project (October 31, 2003 - $nil).  The reduction in the carrying value of the Lak Ranch Project from 2003 to 2004 represents SEC Limited Partnership expenditures on previously incurred costs and Ivanhoe payments received.

As at January 31, 2005, the ownership of the LAK Ranch Project was Ivanhoe Energy 43%, SEC 5%, and the Company 52%.

The company has posted performance bonds of US $20,000 in relation to the LAK property.

4.  Earn in party trust funds

During fiscal 2004, SEC Oil and Gas Partnership advanced the Company $600,000 US to earn a 5% working interest in the LAK Ranch Project.  The Company held these funds in trust, to expend on SEC’s behalf, to cover operating expenses.  These funds have been expended in their entirety and SEC Oil and Gas Partnership has earned a 5% working interest to the project.

Unaudited – Prepared by Management

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5. Capital Stock

a)

Authorized

100,000,000 common shares of no par value

Issued

    34,936,626 common shares

	Number of Shares	Amount
Balance-April 30, 2003	19,036,019	24,360,559
Allotted shares issued	1,100,000	220,000
Private placements	7,062,334	1,728,570
Options exercised	275,000	41,250
Shares for debt	495,774	148,732
Warrants exercised	2,196,668	580,999
Balance-April 30, 2004	30,165,793	27,080,110
Warrants exercised	488,834	109,766
Balance-July 31, 2004	30,654,627	27,189,876
Options exercised	100,000	28,000
Warrants exercised	2,701,999	939,192
Balance-October 31, 2004	33,456,626	28,157,068
Private placements	735,000	404,250
Options exercised	125,000	18,750
Warrants exercised	645,000	258,750
Balance-January 31, 2005

b)

Stock Options Outstanding

	Stock Options	Weighted Average
		Exercise Price
Balance as at April 30, 2003	680,333	1.13
Cancellations and exercises	(930,333)	0.90
Grants	3,020,000	0.30
Balance as at April 30, 2004	2,770,000	0.33
Grants	240,000	0.62
Balance as at July 31, 2004	3,010,000	0.35
Cancellations and exercises	(360,000)	0.55
Grants	25,000	0.48
Balance as at October 31, 2004	2,675,000	0.31
Grants	710,000	0.55
Exercises	(100,000)	0.15
Balance as at January 31, 2005	3,285,000	0.38

Unaudited – Prepared by Management

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Summary of options –

Number of Options	Exercise Price	Expiry Date
25,000	1.05	November 5, 2005
1,525,000	0.15	July 3, 2008
250,000	0.28	September 4, 2008
100,000	0.30	September 30, 2008
380,000	0.80	November 30,2008
30,000	0.60	March 25, 2009
150,000	0.65	May 27, 2009
65,000	0.61	June 7, 2009
25,000	0.48	July 25, 2009
25,000	0.48	August 31, 2009
525,000	0.55	November 17, 2009
185,000	0.55	January 24, 2010

The Company follows the fair value method of accounting for stock options.  During the period ended January 31, 2005, 710,000 options were granted at a fair value of $182,815.  The Black-Scholes method of option valuation was used with the following assumptions:

Dividend yield	Nil
Risk free interest rate	3%
Expected life	5 years
Expected volatility	75-96%

Unaudited – Prepared by Management

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c.)  Share Purchase Warrants Outstanding

Each of the company’s common share purchase warrants is convertible into one common share, upon payment of the exercise price.

	Share purchase warrants	Weighted Average Price
Balance as at April 30, 2003	3,594,967	$1.21
Expired	2,135,770	$1.25
Exercised	(2,196,668)	$0.26
Granted	5,960,244	$0.32
Balance as at April 30, 2004	5,222,775	$0.37
Exercised	(488,834)	$0.22
Balance as at July 31, 2004	4,733,941	$0.39
Exercised	(2,701,999)	$0.39
Expired	(866,668)	$0.45
Balance as at October 31, 2004	1,165,274	$0.57
Expired	520,274	$0.57
Exercised	645,000	$0.57
Granted	750,000	$0.75
Balance as at January 31, 2005	750,000	$0.75

Summary of the warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
750,000	0.75	January 24, 2007

7  Related party transactions

The Company has a management contact that provides the president with a fee for services rendered of $10,000 per month plus out of pocket expenses. Charges under this agreement of $90,000 for the period ended January 31, 2005 (2004-$55,000) have been included in consulting and management fee expense.

During the period ended Janaury 31, 2005, consulting fees of $31,500 (2004-$27,000) were paid or payable to officers and included in consulting and management fee expenses.

At January 31, 2005 accounts payable included $nil payable to officers and directors (2004-$nil).

Unaudited – Prepared by Management

.

8. Income Taxes

The Company has approximately $1.6 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  The Company also has non-capital losses of $4.6 million that may be carried forward to 2011, before expiring.  No benefit has been recognized in respect of these amounts.

9

Segmented Information

The Company currently operates in one reportable segment.  Segmented information has been shown in note 3 for oil and natural gas properties.  Substantially all the Company’s remaining assets and liabilities are in Canada.

10

Contingencies and commitments

The Company leased new premises from May 1, 2004.  The lease has a term of 36 months and commits the Company to monthly rent charges of approximately $4,530.00 per month.

Unaudited – Prepared by Management

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